U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: April 5, 2024

Avvenire Electric Vehicle International Corp.

(the “Company”)

Nevada

(State of other jurisdiction of incorporation or organization)

3172 North Rainbow Boulevard #1254

Las Vegas, Nevada 89108

Office: (647) 556-3824

Email: aldo@avvenire.ca

Units

(each consisting of one share of common stock and one warrant to purchase one share of common stock)

(Issued pursuant to Regulation A)

ITEM 9. Other Events

Partnership Agreement

On January 18, 2024, Avvenire Electric Vehicle International Corp. (the “Company,” or “Avvenire”) entered into a partnership agreement (the “Agreement”) with Daymak International Inc., Canadian corporation (“Daymak”) to assemble, distribute, and sell its electric vehicles through its network of over 200 dealers and to provide service to the vehicles for the territories covered by its dealers. The Agreement provides that Avvenire will provide Daymak with final specifications for the electric vehicles to be assembled by a date to be mutually agreed upon by both parties. The specifications will detail the vehicle delivery to Daymak’s assembly plant, assembly processes, timelines, quality control measures, and any other relevant information necessary to maintain the assembly of Avvenire’s electric vehicles. Upon receipt Daymak will quote the costs for the fees for its services and Avvenire will provide pricing for units to be sold to Daymak. The Agreement is for a three-year term, which may be terminated by either party upon 90-days written notice.

EXHIBIT INDEX

Exhibit 99.1 – Partnership Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avvenire Electric Vehicle International Corp.

By:	/s/ Aldo Baiocchi
Aldo Baiocchi
Chief Executive Officer
(Principal Executive Officer)
Chief Financial Officer
(Principal Accounting Officer)